

July 1, 2013

Via E-mail
Joseph Masters
General Counsel and Secretary
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

  Re: URS Corporation
     Amendment No. 1 to Registration Statement on Form S-4
     Filed June 25, 2013
     File No. 333-187968

Dear Mr. Masters:

  We have reviewed your response letter and the above-referenced filing, and have the following comments.

Signatures

1. We note that you have revised the registration statement to include signatures for each guarantor. However, the registration statement must be signed by the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors for each of the guarantors. Please revise the signatures to have each of these officers and a majority of the board sign the registration statement. See Instruction 1 to Signatures on Form S-4.

Exhibit 5.5

2. We note the assumptions contained in paragraphs (e), (g), (h), (i), and (j). Please either remove these assumptions or advise us why counsel needs to assume these matters for purposes of rendering its opinion. In particular, the assumption in paragraph (e) is inappropriate in that it subsumes the opinion being provided by counsel. With respect to the other assumptions, it appears that these matters may be determined by diligence of counsel. Please advise or revise as appropriate.

3. Please have counsel remove the language in paragraph (b) on page four noting that it relied "exclusively" upon the certificates listed.

Exhibits 5.6 and 5.7

4. We note the assumption in Schedule B of each opinion that the bylaws or operating agreement, as applicable, and all amendments thereto, have been adopted in accordance with all legal requirements. It appears that this assumption may be resolved by diligence of counsel. Please advise or revise as appropriate.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven B. Stokdyk, Esq. (*via E-mail*)
        Latham & Watkins LLP